
10032386


SEC MAIL
RECEIVED
PROCESSING
SEP 27 2010
WASH, DC
193
SECTION

PW

SECUR[ITIES AND EXCHANGE CO]MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8-17349

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PRUDENTIAL-AMERICAN SECURITIES, INC.**

OFFICIAL USE ONL
6369
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 East Green Street
(No. and Street)

Pasadena	**California**	**91106**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stein & Company, CPA's
818-649-8350
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stein & Company, CPA's
(Name - *if individual, state last, first, middle name)*

655 N. Central Ave. 17th Floor	**Glendale**	**California**	**91203**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e) (2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Mark Batatian**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Prudential-American Securities, Inc., as

of **June 30**, 20 **10**, are true and correct. I further swear (or affirm) tha

Signature

President

Title

Notary Public


JENIFER WIBISONO
COMM. # 1740521
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. APR. 21, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (;) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stein & Company

Certified Public Accountants

Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants *Member of the California Society of Certified Public Accountants*

655 N. Central Ave. 17th Floor
Glendale, CA 91203

Phone: (818) 649-8350
Cell: (818) 634-2276

Board of Directors
Prudential-American Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Prudential-American Securities, Inc. for the year ended June 30, 2010. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period from July 1, 2009 to June 30, 2010, with the amounts reported in the general assessment reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Verified the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules; working papers and supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion of the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that would cause us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Prudential-American Securities, Inc. taken as a whole.



Glendale, California
August 6, 2010

Henson & Company, CPA's, Inc.
2045 Huntington Drive Suite B
South Pasadena, CA 91030

June 30, 2010

Mr. Mark Batatian
Prudential-American Securities, Inc.
921 East Green Street
Pasadena, CA 911061

Re: Change in accountants

As required by SEC Rule 17a-5(f)(4), the purpose of this letter is to inform you of the following:

- The termination of our services was not the result of any problems existing during the 24 months preceding this termination.
- We are in agreement that our report on the financial statements for any of the past two years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified as to uncertainties, audit scope, or accounting principles.

Our accountant's report on the financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified as to uncertainties, audit scope, or accounting principles.

Sincerely,



Stephen Henson, CPA
President

Prudential-American Securities, Inc.
921 East Green Street
Pasadena, CA 91106

June 30, 2010

Henson & Company, CPA's, Inc.
2045 Huntington Drive Suite B
South Pasadena, CA 91030

Re: Change in accountants

As required by SEC Rule 17a-5(f)(4), the purpose of this letter is to inform you of the following:

- Your services will not be utilized in future engagements, beginning with the audit for the year ended June 30, 2010, for which we will be using another audit firm.

- This termination of your services was not the result of any problems existing during the 24 months preceding this termination.

We have noted that your accountant's report on the financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified as to uncertainties, audit scope, or accounting principles.

Sincerely,



Mark Batatian
President

DESIGNATION OF ACCOUNTANT
Sec Rule 17a-5(f)(2)

(i) **Broker/Dealer**

Firm Name: Prudential-American Securities, Inc.

Address: 921 E. Green Street

Pasadena, CA 91106

Telephone Number: 626-795-5831

SEC Registration Number: 8-17349

CRD Registration Number: 6369

(ii) **Accounting Firm:**

Name: Stein & Company

Address: 655 N. Central Ave., 17th Floor, Glendale CA 91203

Telephone: 818-649-8350

Accountant' Registration Number: ______

(iii) **Audit date covered by the Agreement:**

Month: June **Day:** 30 **Year:** 2010

The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

- [ ] is for the annual audit only for the fiscal year ending
- [X] is of a continuing nature providing for successive annual audits

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the law of his place or residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place and residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in 17a-5(f)(1), NASD Regulation may deem the audit of the broker-dealer to no have been filed.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-01
Expires:	February 28, 2
Estimated average burde	
hours per response......	12.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBE
8-17349

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/09 (MM/DD/YY) AND ENDING 06/30/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **PRUDENTIAL-AMERICAN SECURITIES, INC.**

OFFICIAL USE ONL
6369
FIRM I.O. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

921 East Green Street
(No. and Street)

Pasadena (City) **California** (State) **91106** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stein & Company, CPA's
818-649-8350
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stein & Company, CPA's
(Name - *if individual, state last, first, middle name)*

655 N. Central Ave. 17th Floor (Address) **Glendale** (City) **California** (State) **91203** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.1 7a-5(e) (2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Mark Batatian**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Prudential-American Securities, Inc., as

of **June 30,** 20 **10**, are true and correct. I further swear (or affirm) tha

Signature

President

Title

Notary Public


JENIFER WIBISONO
COMM. # 1740521
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
MY COMM. EXP. APR. 21, 2011

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 1 5c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (;) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stein & Company
Certified Public Accountants
Jon Stein, Certified Public Accountant
jonsteincpa@yahoo.com:

Member of the American Institute of Certified Public Accountants
Member of the California Society of Certified Public Accountants
655 N. Central Ave. 17th Floor
Glendale, CA 91203
Phone: (818) 649-8350
Cell: (818) 634-2276

Board of Directors
Prudential-American Securities, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Prudential-American Securities, Inc. for the year ended June 30, 2010. Our procedures were performed solely to assist you in complying with rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed were as follows:

1. Compared listed assessment payments with respective cash disbursement records entries;

2. Compared amounts reported on the audited Form X-17A-5 for the period from July 1, 2009 to June 30, 2010, with the amounts reported in the general assessment reconciliation (Form SIPC-7);

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4. Verified the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules; working papers and supporting adjustments; and

5. Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion of the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that would cause us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Prudential-American Securities, Inc. taken as a whole.



Glendale, California
August 6, 2010

Prudential-American Securities, Inc.
921 East Green Street
Pasadena, CA 91106

June 30, 2010

Henson & Company, CPA's, Inc.
2045 Huntington Drive Suite B
South Pasadena, CA 91030

Re: Change in accountants

As required by SEC Rule 17a-5(f)(4), the purpose of this letter is to inform you of the following:

- Your services will not be utilized in future engagements, beginning with the audit for the year ended June 30, 2010, for which we will be using another audit firm.
- This termination of your services was not the result of any problems existing during the 24 months preceding this termination.

We have noted that your accountant's report on the financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified as to uncertainties, audit scope, or accounting principles.

Sincerely,



Mark Batatian
President

Henson & Company, CPA's, Inc.
2045 Huntington Drive Suite B
South Pasadena, CA 91030

June 30, 2010

Mr. Mark Batatian
Prudential-American Securities, Inc.
921 East Green Street
Pasadena, CA 911061

Re: Change in accountants

As required by SEC Rule 17a-5(f)(4), the purpose of this letter is to inform you of the following:

- The termination of our services was not the result of any problems existing during the 24 months preceding this termination.
- We are in agreement that our report on the financial statements for any of the past two years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified as to uncertainties, audit scope, or accounting principles.

Our accountant's report on the financial statements for the past two years did not contain an adverse opinion or a disclaimer of opinion, nor was it qualified as to uncertainties, audit scope, or accounting principles.

Sincerely,



Stephen Henson, CPA
President

DESIGNATION OF ACCOUNTANT
Sec Rule 17a-5(f)(2)

(i) Broker/Dealer

Firm Name: Prudential-American Securities, Inc.

Address: 921 E. Green Street

Pasadena, CA 91106

Telephone Number: 626-795-5831

SEC Registration Number: 8-17349

CRD Registration Number: 6369

(ii) Accounting Firm:

Name: Stein & Company

Address: 655 N. Central Ave., 17th Floor, Glendale CA 91203

Telephone: 818-649-8350

Accountant' Registration Number:

(iii) Audit date covered by the Agreement:

Month: June   Day: 30   Year: 2010

The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

☐ is for the annual audit only for the fiscal year ending

☒ is of a continuing nature providing for successive annual audits

* If this commitment is not of a continuing nature, it will be necessary to file this form each successive year

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the law of his place or residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place and residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in 17a-5(f)(1), NASD Regulation may deem the audit of the broker-dealer to no have been filed.